Skadden, Arps, Slate, Meagher & Flom llp
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January 15, 2009
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Mr. John M. Ganley
Securities and Exchange Commission
Division of Investment Management
Washington, D.C. 20549

Re:	The Cushing MLP Total Return Fund (the “Fund”)
File Nos. 333-154880 and 811-22072
Dear Mr. Ganley:
     We have received your November 24, 2008 letter setting forth your written comments with respect to the Fund’s initial shelf registration statement. For ease of reference, we have repeated in italics each of your comments before setting forth our corresponding response. All responses have been incorporated into the above-referenced filing.
Cover Page
1. Comment: The first paragraph of the section captioned “Investment Strategy” states that MLP investments include “securities that are derivatives of interests in MLPs.” On page 29, in the paragraph captioned “I-Shares”, “securities that are derivatives of interests in MLPs are derivatives of interests in MLPs are I-Shares or derivative securities that otherwise have economic characteristics of MLP securities.” Please include this disclosure from page 29 on the Cover Page.
     Response: We have revised the penultimate sentence of this paragraph to read as follows:
“For purposes of the Fund’s 80% policy, MLP investments are investments that offer economic exposure to public and private MLPs in the form of common or subordinated units issued by

Mr. John M. Ganley
January 15, 2009

MLPs, securities of entities holding primarily general partner or managing member interests in MLPs, debt securities of MLPs, and securities that are derivatives of interests in MLPs, which are I-Shares (described on page 29 of this base prospectus) and other derivative securities that have economic characteristics of MLP securities.” [new language is underscored]
Prospectus Summary — The Fund’s Investments (Page 3)
2. Comment: As noted above, the Cover Page states that the Fund may invest in securities that are derivatives of interests in MLPs. Please disclose the Fund’s use of MLP derivatives in this section.
     Response: The first sentence of this subsection of the Summary has been deleted. We have also added a paragraph to this subsection describing I-Shares.
Principal Risks of the Fund — Short Sales Risk (Page 18)
3. Comment: Inasmuch as the risks related to short sales are identified as principal risks of investing, please describe the use of short sales in the section entitled “Investment Objective and Policies”.
     Response: The following has been added as the new penultimate paragraph of the section entitled “Investment Objective and Policies”:
“The Fund may also engage in short sales to generate additional return. This practice allows the short seller to profit from declines in market prices to the extent such declines exceed the transaction costs and the costs of borrowing the securities.”
Summary of Fund Expenses (Page 21)
4. Comment: The section titled “Tax Treatment of the Fund”, on page 7 of the prospectus, states that the Fund will be treated as a “C” corporation and will be subject to U.S. federal income tax on its taxable income. It also states that the Fund may be subject to state income tax. Please inform us whether tax expenses have been included in the fee table, and if not, why not.
     Response: As you and I have discussed, the Fund does not have any current or deferred income tax expenses. As you have requested, in the event such expenses occur in the future, the Fund will show these expenses in the fee tables in the Prospectus Supplement, and the forms of fee table in the Prospectus Supplement have been modified accordingly.
5. Comment: This section includes two tables showing the Fund’s annual expenses: one showing expenses assuming leverage is used and one showing expenses assuming no leverage is used. Please move the second table into a footnote and indent the table in the footnote to prevent investors from confusing it with the actual fee table. Please make conforming changes to the fee table which appears in the Prospectus Supplement on page S-1 of the registration statement.

Mr. John M. Ganley
January 15, 2009

     Response: The requested change has been made, we have added a new lead in to the requested footnote, and we have also re-ordered the numbering and sequencing of the footnotes.
6. Comment: Footnote (4) to the fee table states that the Investment Adviser intends to reimburse Fund expenses exceeding 1.50% of average weekly Managed Assets. Please inform us whether the Adviser is currently reimbursing any expenses.
     Response: The Adviser had been reimbursing expenses through December 19, 2008; however, the Adviser has decided to discontinue this expense cap. Additionally, commencing December 20, 2008 the Adviser has agreed to reduce temporarily the management fee from 1.25% to 1.00% of the average weekly value of the Fund’s Managed Assets (please see footnote 5, which replaces former footnote 4).
General Comments
7. Comment: Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.
     Response: Conforming changes have been made elsewhere in the registration statement, as appropriate.
8. Comment: We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.
     Response: Your comment is noted.
9. Comment: If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.
     Response: We respectfully request clarification why Rule 430A would be relevant to a shelf registration statement. The pricing and distribution terms of the offering will not be known until each takedown.
10. Comment: Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement.
     Response: The Fund has not submitted, and does not intend to submit, exemptive applications or no action requests in connection with its registration statement.
11. Comment: Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.
     Response: We respectfully submit that Rule 472 has been superseded by Reg. S-T.

Mr. John M. Ganley
January 15, 2009

12. Comment: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
     Response: Your comment has been noted.
13. Comment: Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.
     We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.
     Response: Your comment is noted.
* * * * *
     Please do not hesitate to contact me at (212) 735-2913 if you have any questions regarding this letter.

Sincerely,
/s/ Leslie Lowenbraun

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